SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 27, 2011
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

Mario Azevedo de Arruda Sampaio

Head of Capital Markets and Investor Relations

SABESP announces 2Q11 results

São Paulo, August 11, 2011 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based in the number of customers, announces today its results for the second quarter 2011 (2Q11). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the year 2010.

SBSP3: R$ 41.99/ share SBS: US$ 51.51 (ADR=2 shares) Total shares: 227,836,623 Market Value: R$ 9.6 billion Closing price: 08/11/2011

1. Financial Highlights

								R$ million
	2Q10	2Q11	Var. (R$)%		6M10	6M11	Var. (R$)%
(+) Gross operating revenue	1,864.6	1,985.4	120.8	6.5	3,709.0	3,975.2	266.2	7.2
(+) Construction revenue	542.6	498.5	(44.1)	(8.1)	994.9	948.7	(46.2)	(4.6)
(-) COFINS and PASEP taxes	134.7	144.1	9.4	7.0	268.3	289.5	21.2	7.9
(=) Net operating revenue	2,272.5	2,339.8	67.3	3.0	4,435.6	4,634.4	198.8	4.5
(-) Costs and expenses	1,138.0	1,253.0	115.0	10.1	2,164.5	2,681.0	516.5	23.9
(-) Construction costs	530.6	486.3	(44.3)	(8.3)	972.3	925.7	(46.6)	(4.8)
(+) Equity Results	(0.1)	(1.3)	(1.2)	-	(0.2)	(2.3)	(2.1)	-
(=) Earnings before financial expenses (EBIT*)	603.8	599.2	(4.6)	(0.8)	1,298.6	1,025.4	(273.2)	(21.0)
(+) Depreciation and amortization	148.7	176.2	27.5	18.5	291.8	404.3	112.5	38.6
(=) EBITDA**	752.5	775.4	22.9	3.0	1,590.4	1,429.7	(160.7)	(10.1)
(%) EBITDA margin	33.1	33.1			35.9	30.8
Net income	319.5	479.6	160.1	50.1	618.5	662.4	43.9	7.1
Earnings per share (R$)	1.40	2.11			2.71	2.91

 (*) Earnings before interest and taxes

 (**) Earnings before interest, taxes, depreciation and amortization

In 2Q11, net operating revenue reached R$ 2.3 billion, a 3.0% growth compared to 2Q10. Costs and expenses, including construction costs, in the amount of R$ 1.7 billion grew 4.2% versus 2Q10. EBIT dropped by 0.8%, from R$ 603.8 million in 2Q10 to R$ 599.2 million in 2Q11. EBITDA was R$ 752.5 million in 2Q10 and R$ 775.4 million in 2Q11, an increase of 3.0%, with EBITDA margin stable at 33.1%.

2. Gross operating revenue

Gross operating revenue, including construction revenue, reached R$ 2.5 billion, a 3.2% increase in comparison to the 2Q10.

Gross operating revenue from water supply and sewage collection recorded grew from R$ 1.9 billion in 2Q10 to R$ 2.0 billion in 2Q11, an increase of R$ 120.8 million or 6.5%. The main factors that led to this variation were: the increase of 2.7% in water billed volume and of 3.7% in sewage billed volume and the tariff adjustment of 4.05% as of September 2010.

The main factors that contributed to higher billed volume were: the increase in the number of connections, the growth in the consumption in the industry category due to a better economic scenario, and the new firm demand contracts.

3. Construction revenue

Construction revenue dropped R$ 44.1 million, or 8.1% when comparing to 2Q10, moving from R$ 542.6 million to R$ 498.5 million, due to lower investments in the period.

4. Billed volume

The following tables show the billed water and sewage volume per customer category and region in 2Q10 and 2Q11.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%
Residential	356.8	366.7	2.8	290.1	301.2	3.8	646.9	667.9	3.2
Commercial	40.3	41.8	3.7	37.7	39.2	4.0	78.0	81.0	3.8
Industrial	9.2	9.8	6.5	9.3	10.1	8.6	18.5	19.9	7.6
Public	13.2	13.8	4.5	10.6	10.9	2.8	23.8	24.7	3.8
Total retail	419.5	432.1	3.0	347.7	361.4	3.9	767.2	793.5	3.4
Wholesale	73.4	74.2	1.1	7.2	6.7	(6.9)	80.6	80.9	0.4
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.0	506.4	2.7	354.9	368.1	3.7	847.9	874.5	3.1
	6M10	6M11%		6M10	6M11%		6M10	6M11%
Residential	721.3	740.1	2.6	584.2	604.8	3.5	1,305.5	1,344.9	3.0
Commercial	80.6	83.1	3.1	74.7	77.5	3.7	155.3	160.6	3.4
Industrial	18.2	19.2	5.5	18.6	20.0	7.5	36.8	39.2	6.5
Public	24.4	26.0	6.6	19.7	20.4	3.6	44.1	46.4	5.2
Total retail	844.5	868.4	2.8	697.2	722.7	3.7	1,541.7	1,591.1	3.2
Wholesale	145.9	148.3	1.6	15.3	14.2	(7.2)	161.2	162.5	0.8
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	990.6	1,016.9	2.7	712.5	736.9	3.4	1,703.1	1,753.8	3.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q10	2Q11%		2Q10	2Q11%		2Q10	2Q11%
Metropolitan	278.8	285.0	2.2	236.2	242.4	2.6	515.0	527.4	2.4
Regional (2)	140.7	147.1	4.5	111.5	119.0	6.7	252.2	266.1	5.5
Total retail	419.5	432.1	3.0	347.7	361.4	3.9	767.2	793.5	3.4
Wholesale	73.4	74.2	1.1	7.2	6.7	(6.9)	80.6	80.9	0.4
Reused water	0.1	0.1	-	-	-	-	0.1	0.1	-
Total	493.0	506.4	2.7	354.9	368.1	3.7	847.9	874.5	3.1
	6M10	6M11%		6M10	6M11%		6M10	6M11%
Metropolitan	555.9	570.3	2.6	469.9	483.7	2.9	1,025.8	1,054.0	2.7
Regional (2)	288.6	298.1	3.3	227.3	239.0	5.1	515.9	537.1	4.1
Total retail	844.5	868.4	2.8	697.2	722.7	3.7	1,541.7	1,591.1	3.2
Wholesale	145.9	148.3	1.6	15.3	14.2	(7.2)	161.2	162.5	0.8
Reused water	0.2	0.2	-	-	-	-	0.2	0.2	-
Total	990.6	1,016.9	2.7	712.5	736.9	3.4	1,703.1	1,753.8	3.0

   (1) Unaudited

   (2) Including coastal and countryside

5. Costs, administrative and selling expenses

In 2Q11, costs of products and services, administrative and selling expenses grew 4.2% (R$ 70.7 million). As a percentage of net revenue, costs and expenses moved from 73.4% in 2Q10 to 74.3% in 2Q11.

								R$ million
	2Q10	2Q11	Chg. (R$)%		6M10	6M11	Chg. (R$)%
Payroll and benefits	396.0	412.1	16.1	4.1	753.2	968.6	215.4	28.6
Supplies	32.3	34.6	2.3	7.1	66.6	71.7	5.1	7.7
Treatment supplies	31.1	36.0	4.9	15.8	67.1	81.6	14.5	21.6
Services	274.6	232.6	(42.0)	(15.3)	489.9	464.1	(25.8)	(5.3)
Electric power	129.8	151.3	21.5	16.6	260.0	292.6	32.6	12.5
General expenses	36.0	157.0	121.0	336.1	108.8	284.4	175.6	161.4
Tax expenses	11.7	10.2	(1.5)	(12.8)	38.8	37.6	(1.2)	(3.1)
Sub-total	911.5	1,033.8	122.3	13.4	1,784.4	2,200.6	416.2	23.3
Depreciation and amortization	148.7	176.2	27.5	18.5	291.8	404.3	112.5	38.6
Credit write-offs	77.8	43.0	(34.8)	(44.7)	88.3	76.1	(12.2)	(13.8)
Sub-total	226.5	219.2	(7.3)	(3.2)	380.1	480.4	100.3	26.4
Construction costs	530.6	486.3	(44.3)	(8.3)	972.3	925.7	(46.6)	(4.8)
Costs, administrative and selling expenses	1,668.6	1,739.3	70.7	4.2	3,136.8	3,606.7	469.9	15.0
% over net revenue	73.4	74.3			70.7	77.8

5.1. Payroll and benefits

In 2Q11 payroll and benefits increased by R$ 16.1 million or 4.1%, from R$ 396.0 million to R$ 412.1 million, due to the following:

•         5.05% increase in wages since May 2010 and of 8% since May 2011; and

•         Adjustment in the provision, in the amount of R$ 7.7 million, for the payment of severance to employees who requested retirement in 2Q11.

These increases were partly offset by the of R$ 4.9 million decrease in the payment of FGTS penalty and termination notice on account of the fewer terminations in 2Q11, mainly those related to the Conduct Adjustment Agreement (TAC).

5.2. Supplies

In 2Q11, expenses with Supplies increased by R$ 2.3 million or 7.1%, when compared to the same quarter of 2010, from R$ 32.3 million to R$ 34.6 million. The main factors for this variation were higher expenses with maintenance of the equipment, furniture and services in the sewage pumping and treatment stations located at the Regional Systemns.

5.3. Treatment supplies

Between 2Q11 and 2Q10, expenses with treatment supplies increased by R$ 4.9 million or 15.8%, from R$ 31.1 million to R$ 36.0 million, due to the following:

•         Increase of R$ 4.6 million in the consumption of aluminum polychloride in replacement of the aluminum sulphate at the Water Treatment Station of Guaraú;

•         Addition of R$ 1.4 million on account of the price adjustment of sodium carbonate since September 2010, which now includes product transport costs, and the increase in chlorine and oxygen consumption due to the climate and water reserves conditions; and

•         Decrease of R$ 1.7 million, due to the lower consumption of activated carbon, which is a seasonal product, caused by the lower proliferation of algae in dams that serve the Alto Tietê production system.

5.4. Services

In 2Q11 this item decreased R$ 42.0 million or 15.3%, from R$ 274.6 million to R$ 232.6 million. The main factors were:

•         Agreement with the municipality of São Paulo:

✓  Decrease of R$ 44.7 million in the provision made in 2Q11 relating to the actions established in the agreement; and

✓  Addition of R$ 2.0 million, due to transportation of sediments of lake Parque do Ibirapuera.

•         Advertising campaigns with a R$ 10.4 million decrease due to the completion of certain advertising campaign contracts, such as: SPTV 2ª Edição, midia project TV RECORD, globo soccer, planeta sustentaval 2010, among others.

There was an increase in the following services:

•         Preventive and corrective maintenance in the water supply and sewage service systems, amounting to R$ 5.0 million, due to the following factors: (i) maintenance and recuperation of equipment, properties, as well as reservoirs, aqueduct systems and substations in the São Paulo Metropolitan Region and the regional systems; and

•         Postage and telegraphs in the amount of R$ 3.5 million related to the delivery of water bills at some Business Units by post, due to judicial request.

5.5. Electric power

In 2Q11 this item increased R$ 21.5 million or 16.6%, from R$ 129.8 million to R$ 151.3 million.

This result is associated to the increase of 12.3% in the free market and of 15.8% in the captive market, corresponding to an average consumption of 15.2% between the markets. The average tariff increase in the free and captive market was approximately 5.4% in the period.

5.6. General expenses

In 2Q11 general expenses increased R$ 121.0 million or 336.1%, from R$ 36.0 million to R$ 157.0 million, mainly due to the following:

•         Provision in the amount of R$ 77.6 million as envisaged in the agreement with the Municipal Government of São Paulo, which is equivalent to 7.5% of the municipality’s gross revenue after deducting the Cofins and Pasep contributions, calculated from the date of signing of the agreement, that is June 23, 2010; and

•         Additions in the provision for legal contingencies in relation to 2Q10, amounting to R$ 46.9 million.

5.7. Depreciation and amortization

This item increased R$ 27.5 million or 18.5%, from R$ 148.7 million to R$ 176.3 million, due to the amortization term adjustment between the asset’s useful life and the contract effectiveness, whichever is the shortest one, recurring for the next quarter.

5.8. Credit write-offs

Credit write-offs dropped R$ 34.8 million or 44.7%, from R$ 77.8 million to R$ 43.0 million, mainly due to the complementing of provision that occurred in 2Q10 for the debts with the Municipal Government of São Paulo.

6. Other operating expenses and revenues

Other operating revenues (net of expenses) increased R$ 46.8 million, mainly due to the signing of the Disposal of Exclusive Rights agreement, for the payment of Sabesp’s employees, with Nossa Caixa and Banco do Brasil for the period from March 2007 to March 2014.

7. Financial expenses and revenues

R$ million
	2Q10	2Q11	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	101.3	75.8	(25.5)	(25.2)
Interest and charges on international loans and financing	11.8	17.9	6.1	51.7
Interest rate over lawsuit	45.3	18.0	(27.3)	(60.3)
Other financial expenses	13.8	13.8	-	-
Total financial expenses	172.2	125.5	(46.7)	(27.1)
Financial revenues	48.3	99.3	51.0	105.6
Financial expenses net of revenues	123.9	26.2	(97.7)	(78.9)

7.1. Financial expenses

In 2Q11 financial expenses dropped R$ 46.7 million, or 27.1%. The main factors that influenced this result were:

•         Decrease in the amount relating to lawsuit in the amount of R$ 27.3 million; and

•         Decrease in interest by R$ 25.5 million, on domestic loans and financing, mainly due to the amortization of the 8th debenture in June 2011.

These decreases were partially offset by the interest related to the Eurobonds, in the amount of US$ 350 million, in December 2010, which increased R$ 6.1 million.

7.2. Financial revenues

Financial revenues increased by R$ 51.0 million, as a result of higher volume for financial investments due to the increase in cash position.

8. Monetary variation on assets and liabilities

R$ million
	2Q10	2Q11	Var.	%
Monetary variation on loans and financing	22.8	15.1	(7.7)	(33.8)
Currency exchange variation on loans and financing	18.4	(74.3)	(92.7)	(503.8)
Other monetary/exchange rate variations	2.5	7.7	5.2	208.0
Variation on liabilities	43.7	(51.5)	(95.2)	(217.8)
Variation on assets	47.6	20.3	(27.3)	(57.4)
Net Variation	(3.9)	(71.8)	(67.9)	1,741.0

8.1. Monetary variations on liabilities

The effect on the monetary variations on liabilities in 2Q11 was R$ 95.2 million lower, compared to 2Q10, due to:

•         Exchange variation on foreign loans and financing generating a negative impact of R$ 92.7 million, due to the 4.2% depreciation of the U.S. Dollar in 2Q11 compared to the 1.2% appreciation in 2Q10; and

•         Monetary variations on domestic loans and financing decreased by R$ 7.7 million, mainly due to the R$ 9.9 million decrease due to the positive variation of the IGPM in 2Q11 of 0.70%, compared to a 2.84% variation in 2Q10; and the R$ 2.2 million increase due to the higher variation of the TR interest rate in 2Q11 of 0.31% compared to 0.11% in 2Q10.

8.2. Monetary variations on assets

Monetary variations on assets decreased R$ 27.3 million, mainly due to the exchange variation caused by the depreciation of the Real against the Yen during the payment of Japan International Coopreation Agency - JICA, and the monetary restatement of the deposits relating to legal proceedings in 2Q10.

9. Operating indicators

The water loss ratio remained stable at 26% as it is calculated considering the moving average of the last 12 months, therefore, still affected by water network outsourced maintenance services interrupted in 2010 in the São Paulo Metropolitan Region.

Operating indicators*	2Q10	2Q11%
Water connections (1)	7,207	7,386	2.5
Sewage connections (1)	5,609	5,814	3.7
Population directly served - water (2)	23.5	23.8	1.3
Population directly served - sewage (2)	19.8	20.2	2.0
Number of employees	15,095	15,397	2.0
Water volume produced (3)	1,463	1,500	2.5
Water losses (%)	25.8	26.0	0.8

  (1) In thousand units

  (2) In million inhabitants. Not including wholesale

  (3) In millions of cubic meters

  * Unaudited

10. Loans and financing

The following table shows the loans and financing breakdown in 2Q11.

								R$ million
INSTITUTION	2011	2012	2013	2014	2015	2016	2017 and onwards	Total
Local market
Banco do Brasil	162.5	346.4	377.1	99.4	-	-	-	985.4
Caixa Econômica Federal	47.4	103.3	104.7	65.9	43.8	42.3	439.3	846.7
Debentures	33.3	833.7	548.4	334.2	348.9	34.7	188.4	2,321.6
Debentures BNDES	-	2.0	35.4	35.4	35.4	35.4	139.6	283.2
Debentures FI FGTS	-	-	-	22.7	45.4	45.4	386.1	499.6
BNDES	23.1	72.2	44.5	40.3	40.3	40.4	238.1	498.9
Others	1.4	1.0	0.6	0.5	0.6	0.6	14.6	19.3
Interest and charges	130.9	2.8	-	-	-	-	-	133.7
Local market total	398.6	1,361.4	1,110.7	598.4	514.4	198.8	1,406.1	5,588.4
International market
BID	30.1	60.2	60.2	60.2	60.3	60.2	191.6	522.8
BIRD	-	-	-	-	-	-	7.0	7.0
Eurobonds	-	-	-	-	-	218.0	538.9	756.9
JICA	21.2	42.4	42.4	42.4	42.4	42.4	551.4	784.6
BID 1983AB	-	37.1	37.1	37.1	37.0	37.1	164.6	350.0
Interest and charges	15.9	-	-	-	-	-	-	15.9
International market total	67.2	139.7	139.7	139.7	139.7	357.7	1,453.5	2,437.2
Total	465.8	1,501.1	1,250.4	738.1	654.1	556.5	2,859.6	8,025.6

11. Conference Calls

In Portuguese

August 17, 2011

2:00pm (Brasília) / 1:00pm (US EST)

Dial in access: (55 11) 3127-4971

Conference ID: Sabesp

Replay available until 08/24/2011

Dial in access: (55 11) 3127-4999

Replay ID: 81841135

In English

August 17, 2011

4:00pm (Brasília) / 3:00pm (US EST)

Dial in access: 1(412) 317-6776

Conference ID: Sabesp

Replay available until 08/25/2011

Dial in access: 1(412) 317-0088

Replay ID: 10002685

Click here for live webcast or access through the internet at: www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio

Phone: (55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Phone: (55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)				R$ '000
	PARENT COMPANY		CONSOLIDATED
	2Q11	2Q10	2Q11	2Q10
Gross Revenue from Sales and Services	2,483,943	2,407,162	2,485,814	2,407,162
Water Supply - Retail	1,027,158	961,920	1,028,400	961,920
Water Supply - Wholesale	39,033	47,889	39,033	47,889
Sewage Collection and Treatment	872,200	813,834	872,698	813,834
Sewage Collection and Treatment - Wholesale	4,499	5,474	4,499	5,474
Construction Revenue - Water	243,189	271,311	243,237	271,311
Construction Revenue - Sewage	255,349	271,311	255,398	271,311
Other Services	42,515	35,423	42,549	35,423

Taxes on Sales and Services - COFINS and PASEP	(144,160)	(134,665)	(144,248)	(134,665)

Net Revenue from Sales and Services	2,339,783	2,272,497	2,341,566	2,272,497

Costs of Sales and Services	(1,437,714)	(1,301,548)	(1,439,146)	(1,301,548)

Gross Profit	902,069	970,949	902,420	970,949

Operating Expenses
Selling	(155,317)	(214,441)	(155,392)	(214,441)
Administrative	(146,219)	(152,645)	(147,561)	(152,766)
Other operating revenue (expenses), net	48,199	196	48,227	196

Operating Income Before Shareholdings	648,732	604,059	647,694	603,938
Equity Result	(1,286)	(107)	-	-

Earnings Before Financial Results, net	647,446	603,952	647,694	603,938
Financial, net	(18,660)	(101,572)	(18,775)	(101,558)
Exchange gain (loss), net	64,211	(18,424)	64,213	(18,424)

Earnings before Income Tax and Social Contribution	692,997	483,956	693,132	483,956

Income Tax and Social Contribution

Current	(197,704)	(198,095)	(197,832)	(198,095)
Deferred	(15,646)	33,588	(15,653)	33,588

Net Income (loss) for the period	479,647	319,449	479,647	319,449
Registered common shares ('000)	227,836	227,836	227,836	227,836
Earnings per shares - R$ (per share)	2.11	1.40	2.11	1.40
Depreciation and Amortization	(176,228)	(148,730)	(176,239)	(148,731)
EBITDA	775,475	752,486	775,706	752,473
% over net revenue	33.1%	33.1%	33.1%	33.1%

Balance Sheet

Brazilian Corporate Law				R$ '000
ASSETS	PARENT COMPANY		CONSOLIDATED
	06/30/2011	12/31/2010	06/30/2011	12/31/2010

Current
Cash and Cash Equivalents	2,172,953	1,988,004	2,174,539	1,989,179
Accounts Receivable from Clients	876,984	971,047	877,581	971,318
Related Party Balance	160,452	137,772	160,452	137,772
Inventory	37,044	36,090	37,062	36,096
Restricted cash	112,783	302,570	112,783	302,570
Recoverable Taxes	26,324	108,675	26,439	108,675
Other Receivables	42,126	30,716	56,406	44,511
Total Current Assets	3,428,666	3,574,874	3,445,262	3,590,121

Non-Current
Long Term Assets:
Accounts Receivable from Clients	375,556	352,839	375,556	352,839
Related Party Balance	197,271	231,076	197,271	231,076
Indemnities Receivable	146,213	146,213	146,213	146,213
Judicial Deposits	49,633	43,543	49,633	43,543
Deferred income tax and social contribution	75,695	77,913	76,252	78,440
National Water Agencie - ANA	65,609	62,540	65,609	62,540
Other Receivables	27,327	47,884	29,171	49,370
	937,304	962,008	939,705	964,021

Investments	16,566	8,262	-	-
Intangible Assets	19,118,094	18,541,522	19,128,759	18,546,836
Permanent Assets	201,026	206,384	279,340	249,606
	19,335,686	18,756,168	19,408,099	18,796,442
Total Non-Current Assets	20,272,990	19,718,176	20,347,804	19,760,463

Total Assets	23,701,656	23,293,050	23,793,066	23,350,584

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2011	12/31/2010	06/30/2011	12/31/2010
Current
Contractors and Suppliers	170,736	142,634	172,719	144,043
Current portion of
long term loans	1,007,875	1,239,716	1,008,000	1,242,143
Salaries and Payroll Charges	273,281	246,325	273,712	246,467
Other taxes and contributions payable	156,164	157,768	156,555	158,050
Interest on Own Capital Payable	92	354,254	110	354,254
Provisions	737,846	766,603	737,846	766,603
Other accounts payable	361,884	378,256	361,884	378,256
Other payables	211,851	216,230	212,109	216,298
Total Current Liabilities	2,919,729	3,501,786	2,922,935	3,506,114

Non-Current
Loans and Financing	7,017,781	6,969,576	7,105,863	7,022,472
Other taxes and contributions payable	36,040	53,045	36,040	53,045
Deferred Cofins/Pasep taxes	114,104	112,962	114,104	112,962
Provisions	777,278	693,227	777,278	693,227
Pension Plan Obligations	2,013,705	1,804,038	2,013,705	1,804,038
Other Payables	547,539	476,616	547,661	476,926
Total Non Current Liabilities	10,506,447	10,109,464	10,594,651	10,162,670

Shareholders' Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Income reserve and accrued earnings	3,947,537	3,353,857	3,947,537	3,353,857
Total Shareholders' Equity	10,275,480	9,681,800	10,275,480	9,681,800

Total Liabilities and Shareholders' Equity	23,701,656	23,293,050	23,793,066	23,350,584

Cash Flow

Brazilian Corporate Law				R$ '000
Description	PARENT COMPANY		CONSOLIDATED
	Jan-Jun/11	Jan-Jun/10	Jan-Jun/11	Jan-Jun/10
Cash flow from operating activities
Earnings before income tax and social contribution	1,071,724	962,846	1,071,822	962,846
Depreciation and Amortization	404,324	291,758	404,339	291,758
Losses from the sale of fixed and intangible assets	4,379	12,195	4,379	12,195
Provisions for bad debt	177,892	169,280	177,892	169,280
Provisions	116,014	213,132	116,014	213,132
Interest calculated over loans and financing payable	237,592	212,012	237,853	212,012
Monetary and exchange variation over loans and financing	(108,511)	91,460	(108,511)	91,460
Variation on liabilities and interest	1,549	2,225	1,556	2,225
Variation on assets and interest	(14,319)	(43,916)	(14,319)	(43,916)
Fair value margin on intangible assets from	-	(22,593)	-	(22,593)
concession agreements	(22,982)	-	(22,982)	-
Provision for the conduct adjustment agreement (TAC)	21,949	9,153	21,949	9,153
Equity result	2,252	224	-	-
São Paulo municipal goverment transfers	(835)	-	(835)	-
Provision for Sabesprev Mais	(5,655)	-	(5,655)	-
Other write-offs	4,630	105	4,630	105
Pension plan obligations	215,639	81,584	215,639	81,584
Adjusted net income (generated by operating activities)	2,105,642	1,979,465	2,103,771	1,979,241

Variation on Assets and Liabilities	(145,712)	(134,530)	(146,151)	(134,575)
(Increase) decrease in assets:
Accounts receivable from clients	(104,549)	(51,051)	(104,875)	(51,051)
Balances and transactions with related parties	15,996	8,818	15,996	8,818
Inventories	(755)	8,683	(767)	8,683
Recoverable Taxes	(56,558)	(1,755)	(56,801)	(1,755)
Indemnities receivable	-	-	-	-
Judicial deposits	5,525	(1,178)	5,525	(1,178)
Other accounts receivable	2,512	(23,292)	1,671	(23,294)
Increase (decrease) in liabilities:	-	-	-	-
Contractors and suppliers	23,048	(29,641)	23,622	(29,727)
Other suppliers	(16,372)	42,352	(16,372)	42,352
Salaries and payroll charges	5,007	(6,780)	5,296	(6,735)
Other taxes and contributions payable	(20,158)	(47,161)	(20,049)	(47,163)
Taxes on revenues	1,142	(4,065)	1,142	(4,065)
Provisions	-	-	-	-
Pension plan obligations	(5,972)	(8,170)	(5,972)	(8,170)
Other accounts payable	71,616	83,883	71,627	83,883
Contingencies	(66,194)	(105,173)	(66,194)	(105,173)

Others	(642,740)	(740,527)	(642,740)	(740,527)
Interest paid	(374,631)	(284,613)	(374,631)	(284,613)
Income tax and contribution paid	(268,109)	(455,914)	(268,109)	(455,914)

Net cash generated from operating activities	1,317,190	1,104,408	1,314,880	1,104,139

Cash flow from investing activities:
Restricted cash	189,787	(390,011)	189,787	(390,011)
Increase in investment	(10,556)	(809,760)	-	-
Acquisition of property, plant and equipment	(6,065)	-	(41,156)	-
Acquisition of intangible assets	(798,483)	-	(803,850)	(810,547)
Income from the sale of fixed assets	-	-	-	-
Net cash used in investing activities	(625,317)	(1,199,771)	(655,219)	(1,200,558)

Cash flow from financing activities
Funding	1,305,953	2,025,647	1,340,878	2,025,647
Amortizations	(1,389,954)	(1,287,491)	(1,392,256)	(1,287,491)
Payment of interest on own capital	(422,923)	(365,386)	(422,923)	(365,386)
Net cash generated (invested) at financing activities	(506,924)	372,770	(474,301)	372,770

Increase (decrease) in cash and equivalents	184,949	277,407	185,360	276,351
Cash and cash equivalents at the beginning of the period	1,988,004	769,433	1,989,179	771,008
Cash and cash equivalents at the end of the period	2,172,953	1,046,840	2,174,539	1,047,359
Changes in Cash and Cash Equivalents	184,949	277,407	185,360	276,351

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 27 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.